EXHIBIT 12


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (In Thousands, Except Ratios)

                                          Year Ended December 31
                                        2002       2001(1)      2000(1)     1999      1998
                                    --------------------------------------------------------

Earnings:
Net income (2)                        $ 93,649     $ 39,716    $ 53,512   $ 76,511  $ 70,367
Income taxes                            44,642       18,389      35,006     43,161    39,093
Equity in losses of equity investee      1,859          462           -          -         -
Fixed Charges (See Below)               67,715       72,106      48,047     39,240    38,582
Less:  Preferred stock dividend             32          758       1,017      1,078     1,095
                                    --------------------------------------------------------
   Total adjusted earnings           $ 207,833    $ 129,915   $ 135,548  $ 157,834 $ 146,947
                                    --------------------------------------------------------
Fixed charges:
  Total interest expense              $ 66,141     $ 70,142    $ 46,124   $ 36,790  $ 36,670
  Interest component of rents            1,542        1,206         906      1,372       817
  Preferred stock dividend                  32          758       1,017      1,078     1,095
                                    --------------------------------------------------------
    Total fixed charges               $ 67,715     $ 72,106    $ 48,047   $ 39,240  $ 38,582
                                    --------------------------------------------------------

Ratio of earnings to fixed charges         3.1          1.8         2.8        4.0       3.8
                                    ========================================================


(1) Merger and integration related costs and restructuring costs incurred for the years ended December 31, 2001 and 2000 totaled $17.8 million and $32.7 million, respectively. These costs relate primarily to employee and executive severance, transaction costs, and other merger, integration and restructuring activities.

     As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying condensed financial statements. As a result of the shortened useful lives, additional fees were incurred by VUHI. For the for the years ended December 31, 2001 and 2000, these additional fees increased operation and maintenance $9.6 million and $11.4 million, respectively.

     In total, merger and integration related costs and restructuring costs incurred for the years ended December 31, 2001 and 2000 were $27.4 million ($17.0 million after tax) and $44.1 million ($31.6 million after tax), respectively.

     Before merger and integration and restructuring charges, VUHI's ratio of earnings to fixed charges for the year ended December 31, 2001 was 2.2 and for the year ended December 31, 2000 was 3.7.

(2) Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.